January 27, 2016

Ms. Katherine Hsu

Chief, Office of Structured Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Macquarie Leasing Pty Limited

Amendment No. 2 to Registration Statement on Form SF-3

Submitted January 27, 2016

File No. 333-207127

Ladies and Gentlemen:

On behalf of Macquarie Leasing Pty Limited (the “depositor” or “registrant”), and in response to the letter dated January 8, 2016, from the Securities and Exchange Commission (the “Commission”) to Karleen Munns, we submit the following responses, together with the Amendment No. 2 to Registration Statement on Form SF-3 submitted on January 27, 2016 (“Amendment No. 2”).

The numbered paragraph below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our response are references to the page numbers in the clean version of Amendment No. 2.

Form SF-3

Cover Page

1.	We note your revised disclosure in the fee table. It appears that you have decided to rely on Rule 415(a)(6) to carry over securities and associated filing fees to this registration statement in the amount and as disclosed in footnote 2. If footnote 2 correctly reflects the amounts carried over in the first amendment, please revise the fee table footnotes to delete the first three sentences of footnote 3. Alternatively, if you intend to rely on Rule 457(p) to apply previously paid fees as a direct offset against fees due under this register statement, please revise the fee table to delete footnote 2.

Response

We have revised the fee table on the cover page of the registration statement to clarify that we are relying on Rule 457(p) and have revised the fee table footnotes to delete footnote 2.

Ms. Katherine Hsu

January 27, 2016

Form of Prospectus

The Asset Representations Review – Fees and Expenses for Asset Review, page 123

2.	We note that the monthly or annual fee for the asset representations reviewer, as applicable, will be payable from the assets of the Trust. Please revise your prospectus disclosure where appropriate to state the distribution priority of these payments from the trust. See Item 1113(a)(2) and Item 1113(c) of Regulation AB.

Response

We have revised the disclosure under “Application of Available Income—Trust Expenses” on page 133 to clarify that the monthly or annual fee of the asset representations reviewer, as applicable, will be payable from the assets of the Trust as described in the tenth clause under “Application of Available Income.”

Dispute Resolution, page 108

3.	We note your disclosure that the Issuer Trustee (at the direction of a noteholder) may request repurchase and is the requesting party that may refer a matter to dispute resolution. Please clarify whether the trustee will refer the matter to dispute resolution upon direction of the investor and whether the directing investor will also make all decisions related to the dispute resolution proceeding or whether such decisions will be made by the trustee.

Response

We have revised the disclosure under “Dispute Resolution” on page 109 to clarify that the requesting party (including the Issuer Trustee, a noteholder or a beneficial owner of the notes) may refer such matter to dispute resolution and that such requesting party will also make all decisions related to the dispute resolution proceeding.

Risk Retention Reserve Account, page 150

4.	Please revise to disclose material terms of the eligible horizontal cash reserve account, including, for example, the terms applicable to the process for cash collection and distribution. Please refer to Rule 4(b) and Rule 4(c)(iii) of Regulation RR.

Response

We have revised the disclosure under “Description of the Notes—Available Income and Other Calculations” on page 138, “Risk Retention Reserve Account” on page 152 and elsewhere to disclose the material terms of the eligible horizontal cash reserve account, including the terms applicable to the process for cash collection and distribution.

Ms. Katherine Hsu

January 27, 2016

Item 14 Exhibits

Exhibit 10.6 Form of Asset Representations Review Agreement

5.	We note in Section 3.3(a) that the asset representations reviewer will have access to the Review Materials for all of the Subject Receivables within 60 days of receipt of the Review Notice, which pursuant to Clause 20.15 of the Form of Series Supplement filed as exhibit 4.6, must be sent to the asset representations reviewer “promptly” following a vote of noteholders to conduct such a review. We also note, however, that Section 3.4(b) states that the Asset Representations Review must be completed with 60 days of the Review Satisfaction Date, which is defined on page 122 of your prospectus as the date on which all of the Review Conditions (i.e., the occurrence of the delinquency trigger and a noteholder vote) are satisfied. Because a Review Satisfaction Date must necessarily occur before a Review Notice can be “promptly” delivered to the asset representations reviewer, it appears from these timelines that the asset representations review must be completed before the asset representations reviewer is given access to the review materials. Please revise the Asset Representations Review Agreement, and all other transaction documents as necessary, to provide the asset representations reviewer with sufficient time to conduct its review following receipt of the Review Materials. Please also revise your prospectus disclosure accordingly.

Response

We have revised Section 3.4(b) of the Form of Asset Representations Review Agreement to clarify that the Asset Representations Reviewer must complete the Asset Representations Review within ninety (90) days after receiving access to the Review Materials. In addition, we have revised the disclosure under “The Asset Representations Review—Asset Review” on page 125 to provide consistent disclosure with respect to the foregoing.

6.	As discussed above, Section 3.4(b) of the Asset Representations Review Agreement states that the asset representations reviewer will complete the review of receivables within 60 days of the Review Satisfaction Date. We note, however, that your prospectus disclosure under the heading “The Asset Representations Review – Asset Review” beginning on page 124 states that the asset representations reviewer must complete its review by the 90th day after the Review Satisfaction Date. Please revise your prospectus and transaction documents, where applicable, to provide consistent disclosure.

Response

As noted above, we have revised Section 3.4(b) of the Asset Representations Review Agreement to clarify that the asset representations reviewer will complete the review of the receivables within 90 days after receiving access to the Review Materials. Also as noted above, we have revised the disclosure under “The Asset Representations Review—Asset Review” on page 125 to provide consistent disclosure with respect to the foregoing.

Ms. Katherine Hsu

January 27, 2016

7.	We note in Section 3.4(d) that any receivable included in a prior Review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to a receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise here and in all other applicable transaction documents. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release. Please also revise your prospectus where appropriate to disclose this term of the asset representations review.

Response

We have revised Section 3.4(d) of the Form of Asset Representations Review Agreement to clarify that a receivable included in a prior Review will not be tested again in a subsequent review unless (a) such receivable is the subject of a representation or warranty as of date after the completion of the prior Review or (b) the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In addition, we have revised the disclosure under “The Asset Representations Review—Asset Review” on page 125 to disclose this term of the asset representations review.

8.	We note your statement in Section 3.5 that the asset representations reviewer’s “Review Report will contain a summary of the Asset Representations Review results, which may (in whole or in part) be included in the Issuer’s Form 10-D report for the Collection Period...” A summary of the findings and conclusions of the asset representations reviewer must be included in the Form 10-D filing for the period in which the report was provided. See Section V.B.3(a)(2)(b)(ii)-(iii) of Asset-Backed Securities Disclosure and Registration, Release No. 33-9638 (the “Regulation AB 2 Adopting Release”). Please revise all transaction documents as necessary. Please also revise your prospectus where appropriate to indicate that the reports to noteholders will include this summary.

Ms. Katherine Hsu

January 27, 2016

Response

We have revised Section 3.5 of the Form of Asset Representations Review Agreement to clarify that a summary of the asset representations review results must be included in the Issuer’s Form 10-D for the Collection Period in which the Review Report is received. In addition, we have revised the disclosure under “Reports to Noteholders” on page 160 to indicate that the reports to noteholders will include this summary.

9.	We also note your prospectus disclosure under the heading “The Asset Representations Review – Fees and Expenses for Asset Review” on page 123 that the asset representations reviewer will receive a fee from “[Macqaurie Leasing]” in connection with the asset review for each Subject Receivable. Section 4.3(b) of your Form of Asset Representations Review Agreement, however, does not appear to indicate which transaction party will be responsible for making these payments. Please revise.

Response

We have revised Section 4.3(b) of the Form of Asset Representations Review Agreement to clarify that Macquarie Leasing will be responsible for making the fee payments in connection with the asset review for each Subject Receivable.

* * * * *

Ms. Katherine Hsu

January 27, 2016

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at +61 (2) 8232-8072 or Stuart Litwin of Mayer Brown LLP at (312) 701-7373.

Sincerely,

/s/ Karleen Munns

Karleen Munns
Director, Macquarie Leasing Pty Limited